July 12, 2017

Via EDGAR

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reata Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-218915

Ladies and Gentlemen:

On behalf of Reata Pharmaceuticals, Inc. (the “Company”), and pursuant to with Rule 461 promulgated under the Securities Act of 1933, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on July 14, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Reata Pharmaceuticals, Inc. 2801 Gateway Drive, Suite 150 Irving, Texas 75063 www.reatapharma.com